Exhibit 12.1

	Nine Months	Year	Four Months
	Ended	Ended	Ended
	September 30,	December 31,	December 31,	Year Ended August 31,
	2009	2008	2007	2007	2006	2005	2004
Fixed charges:
Interest expensed	$341,050	$357,541	$103,375	$279,986	$150,646	$101,061	$41,217
Capitalized interest	15,466	21,595	12,657	22,979	12,605	191	926
Loss on extinquishment of debt	—	—	—	—	—	—	—
Implicit interest in rent expense	1,876	1,847	1,010	3,562	1,929	946	133

Total fixed charges	$358,392	$380,983	$117,042	$306,527	$165,180	$102,198	$42,276

Estimated interest element of rentals:
Rent expense	$17,512	$17,235	$9,424	$33,247	$18,004	$8,830	$4,283
Weighted average interest rate (working cap/acquisition)	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	3.20%
	15,636	15,388	8,414	29,685	16,075	7,884	4,150

Interest element	$1,876	$1,847	$1,010	$3,562	$1,929	$946	$133

Earnings:
Pre-tax income from continuing operations	$461,548	$683,562	$192,758	$563,359	$433,907	$201,795	$484,715
Less: Equity in earnings (losses) of affiliates	11,751	(165)	(94)	5,161	(479)	(376)	363

	449,797	683,727	192,852	558,198	434,386	202,171	484,352

Add:
Fixed charges	358,392	380,983	117,042	306,527	165,180	102,198	42,276
Amortization of capitalized interest	1,097	1,167	223	149	17	15	1
Distributed income of equity investees	—	—	4,319	—	—	—	27
Less:
Interest capitalized	(15,466)	(21,595)	(12,657)	(22,979)	(12,605)	(191)	(926)

Income available for fixed charges	$793,820	$1,044,282	$301,779	$841,895	$586,978	$304,193	$525,730

Ratio of earnings to fixed charges	2.21	2.74	2.58	2.75	3.55	2.98	12.44